Exhibit 3.1

CERTIFICATE OF DESIGNATIONS

OF

7.00% SERIES C CONVERTIBLE PREFERRED STOCK

OF

HALL OF FAME RESORT & ENTERTAINMENT COMPANY

Pursuant to the General Corporation Law of the State of Delaware

Hall of Fame Resort & Entertainment Company, a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), hereby certifies that, pursuant to authority conferred upon the Board of Directors of the Corporation (the “Board of Directors”) by the provisions of the Amended and Restated Certificate of Incorporation of the Corporation, which authorize the issuance of not more than 5,000,000 shares of preferred stock, par value $0.0001 per share, the following resolutions were duly adopted by the Board of Directors on March 9, 2022, in accordance with the General Corporation Law of the State of Delaware (the “General Corporation Law”):

RESOLVED, that, in accordance with the provisions of the Amended and Restated Certificate of Incorporation of the Corporation, the Bylaws of the Corporation, and applicable law, a series of Preferred Stock, par value $0.0001 per share, of the Corporation be, and hereby is, created, and that the designation and number of shares of such series, and the voting and other powers, designations, preferences and relative, participating, optional or other rights, and the qualifications, limitations and restrictions thereof, of the shares of such series, are as follows:

Section 1. Designation. The designation of the series of preferred stock shall be “7.00% Series C Convertible Preferred Stock” (the “Series C Preferred Stock”). Each share of Series C Preferred Stock shall be identical in all respects to every other share of Series C Preferred Stock. Series C Preferred Stock will rank equally with Parity Stock (if any), will rank senior to Junior Stock and will rank junior to Senior Stock (if any), with respect to the payment of dividends and the distribution of assets in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation.

Section 2. Number of Shares. The number of authorized shares of Series C Preferred Stock shall be 15,000. That number from time to time may be increased (but not in excess of the total number of authorized shares of preferred stock) by further resolution duly adopted by the Board of Directors or any duly authorized committee of the Board of Directors and by the filing of a certificate pursuant to the provisions of the General Corporation Law stating that such increase has been so authorized. The Corporation shall have the authority to issue fractional shares of Series C Preferred Stock.

Section 3. Definitions. As used herein with respect to Series C Preferred Stock:

“Additional Shares” shall have the meaning set forth in Section 8(a).

“Amended and Restated Assigned IRG Note” means the $4,273,543.46 principal amount First Amended and Restated Promissory Note, dated March 1, 2022, issued by the Corporation to Industrial Realty Group, LLC.

“Amended and Restated Assigned JKP Note” means the $4,273,543.46 principal amount First Amended and Restated Promissory Note, dated March 1, 2022, issued by the Corporation to JKP Financial, LLC.

“Amended and Restated Series C Warrant” means the Amended and Restated Series C Warrant to purchase 10,036,925 shares of Common Stock, dated as of March 1, 2022, issued by the Corporation to CH Capital Lending, LLC.

“Amended and Restated Series D Warrant” means the Amended and Restated Series D Warrant to purchase 2,450,980 shares of Common Stock, dated as of March 1, 2022, issued by the Corporation to CH Capital Lending, LLC.

“Approval” shall have the meaning set forth in Section 6(c) hereof.

“Business Combination Transaction” shall have the meaning set forth in Section 5(d)(ii) hereof.

“Business Day” means each Monday, Tuesday, Wednesday, Thursday or Friday on which banking institutions are not authorized or obligated by law, regulation or executive order to close in New York, New York or in Canton, Ohio.

“Certificate of Designations” means this Certificate of Designations of Series C Preferred Stock of the Corporation, as it may be amended from time to time.

“Common Stock” means the Corporation’s common stock, par value $0.0001 per share.

“Conversion Election Effective Date” shall have the meaning set forth in Section 6(a)(ii) hereof.

“Conversion Notice” shall have the meaning set forth in Section 6(a)(ii) hereof.

“Conversion Price” means $1.50, as appropriately adjusted for stock splits, stock dividends, combinations, and subdivisions of Common Stock, and as adjusted pursuant to Section 8 hereof.

“Dividend Rate” shall have the meaning set forth in Section 4(a)(i) hereof.

“Dividend Record Date” shall have the meaning set forth in Section 4(b)(v) hereof.

“Election Deadline” shall have the meaning set forth in Section 4(a)(ii) hereof.

“Election Notice” shall have the meaning set forth in Section 4(a)(ii) hereof.

“Elective Cash Dividend” shall have the meaning set forth in Section 4(a)(i) hereof.

“Elective PIK Dividend” shall have the meaning set forth in Section 4(a)(i) hereof.

“Excluded Securities” shall have the meaning set forth in Section 8(c) hereof.

“Excluded Transactions” shall have the meaning set forth in Section 8(d) hereof.

“Junior Stock” means the Corporation’s common stock and any other class or series of stock of the Corporation hereafter authorized over which Series C Preferred Stock has preference or priority in the payment of dividends or in the distribution of assets on any voluntary or involuntary liquidation, dissolution or winding up of the Corporation.

“Letter Agreement” means the Agreement, dated March 1, 2022, between the Corporation and Stuart Lichter.

“Liquidation Event” shall have the meaning set forth in Section 5(d) hereof.

“Mandatory Cash Dividend” shall have the meaning set forth in Section 4(a)(i) hereof.

“Mandatory Cash Dividend Payment Date” shall have the meaning set forth in Section 4(b)(i) hereof.

“Nasdaq 19.99% Cap” shall have the meaning set forth in Section 6(c) hereof.

“Optional Conversion” shall have the meaning set forth in Section 6(a) hereof.

“Original Issue Date” means the date on which shares of Series C Preferred Stock are first issued.

“Original Issue Date Price” means $1,000.00 per share of Series C Preferred Stock, as appropriately adjusted for stock splits, stock dividends, combinations, and subdivisions of Series C Preferred Stock.

“Parity Stock” means the Series A Preferred Stock, Series B Preferred Stock and any other class or series of stock of the Corporation hereafter authorized that ranks on a par with the Series C Preferred Stock in the payment of dividends and in the distribution of assets on any liquidation, dissolution or winding up of the Corporation.

“Quarter” means the three-month period ending on each of March 31, June 30, September 30 and December 31 of each year, provided that, with respect to the first period following the Original Issue Date, such Quarter shall be deemed to include solely the portion of such period after the Original Issue Date.

“Second Amendment to JKP Note” means the Joinder and Second Amendment to Secured Cognovit Promissory Note, dated as of March 1, 2022, by and among HOF Village Newco, LLC, HOF Village Hotel II, LLC, as makers, the Corporation, and JKP Financial, LLC, as holder, which agreement amends that certain Secured Cognovit Promissory Note, dated as of June 19, 2020, originally executed by Hotel II and by HOF Village, LLC, in favor of JKP Financial, LLC, as assigned by HOF Village, LLC to HOF Village Newco, LLC pursuant to the Contribution Agreement dated as of June 30, 2020, by and between HOF Village, LLC and HOF Village Newco, LLC, as amended by the First Amendment to Secured Cognovit Promissory Note dated December 1, 2020.

“Senior Stock” means any class or series of stock of the Corporation hereafter authorized which has preference or priority over the Series C Preferred Stock as to the payment of dividends or in the distribution of assets on any voluntary or involuntary liquidation, dissolution or winding up of the Corporation.

“Series A Preferred Stock” means the Corporation’s 7.00% Series A Cumulative Redeemable Preferred Stock, par value $0.0001 per share.

“Series B Preferred Stock” means the Corporation’s 7.00% Series B Convertible Preferred Stock, par value $0.0001 per share.

“Series C Preferred Stock” shall have the meaning set forth in Section 1 hereof.

“Series E Warrants” mean (i) the Series E Warrant to purchase 1,000,000 shares of Common Stock, dated March 1, 2022, issued by the Corporation to CH Capital Lending, LLC, and (ii) the Series E Warrant to purchase 500,000 shares of Common Stock, dated March 1, 2022, issued by the Corporation to Industrial Realty Group, LLC.

“Series F Warrants” mean (i) the Series F Warrant to purchase 1,000,000 shares of Common Stock, dated March 1, 2022, issued by the Corporation to JKP Financial, LLC, and (ii) the Series F Warrant to purchase 500,000 shares of Common Stock, dated March 1, 2022, issued by the Corporation to JKP Financial, LLC.

“Series G Warrant” means the Series G Warrant to purchase 125,000 shares of Common Stock to be issued by the Corporation to Stuart Lichter.

“Sixth Amendment to Term Loan Agreement” means Amendment Number 6 to Term Loan Agreement, dated as of March 1, 2022, among the Corporation, HOF Village Newco, LLC and HOF Village Stadium, LLC, as borrower, in favor of CH Capital Lending, LLC, as administrative agent and lender, which agreement amends that certain Term Loan Agreement, dated as of December 1, 2020, as amended by (i) Amendment Number 1 to Term Loan Agreement, dated as January 28, 2021; (ii) Amendment Number 2 to Term Loan Agreement, dated as of February 15, 2021; (iii) Amendment Number 3 to Term Loan Agreement, dated as of August 30, 2021; (iv) Amendment Number 4 to Term Loan Agreement, dated as of August 30, 2021; and (v) Amendment Number 5 to Term Loan Agreement, dated as of December 15, 2021.

“Transaction Documents” shall have the meaning set forth in Section 6(c) hereof.

“Unpaid Series C Dividends” shall have the meaning set forth in Section 5(a) hereof.

Section 4. Dividends.

(a) Dividend Rate; Election by Holders.

(i) Each holder of a share of Series C Preferred Stock is entitled to receive, with respect to each such share, for each Quarter (or for the portion of such Quarter for which such share is outstanding), to and including the last day of such Quarter, and the Corporation is mandatorily obligated to declare, out of funds of the Corporation legally available for the payment of dividends, cumulative preferential dividends, at the rate of 7.00% per annum (the “Dividend Rate”), on the Original Issue Date Price of such share. Dividends on any share of Series C Preferred Stock shall be cumulative from the Original Issue Date of such share but shall not be compounding. For each share of Series C Preferred Stock, the Dividend Rate is payable (A) 4.00% per annum in cash (the “Mandatory Cash Dividend”), plus (B) at the election of the holder of such share of Series C Preferred Stock (pursuant to an Election Notice delivered in accordance with Section 4(a)(ii) hereof), either (A) 3.00% per annum in cash (the “Elective Cash Dividend”), or (B) 3.00% per annum in shares of Common Stock, calculated in accordance with Section 4(b)(iv) hereof (the “Elective PIK Dividend”).

(ii) In connection with any Optional Conversion, the holder of each share of Series C Preferred Stock then being converted shall notify the Corporation, in writing (such notice, an “Election Notice”), no later than fifteen (15) days before the applicable Conversion Election Effective Date (as the case may be) (the “Election Deadline”), as to whether (A) such holder wishes to receive the Elective Cash Dividend for such holder’s shares of Series C Preferred Stock then being converted, or (B) such holder wishes to receive the Elective PIK Dividend for such holder’s shares of Series C Preferred Stock then being converted. If a holder of Series C Preferred Stock fails to deliver an Election Notice to the Corporation by the applicable Election Deadline, then such holder shall be deemed to have elected to receive the Elective Cash Dividend in connection with such conversion of shares of Series C Preferred Stock.

(b) Payment of Dividends.

(i) Mandatory Cash Dividends shall be payable quarterly in arrears on or before the 15th day of January, April, July and October of each year, or on the next succeeding Business Day if such day is not a Business Day (each, a “Mandatory Cash Dividend Payment Date”). The first Mandatory Cash Dividend Payment Pate for the Series C Preferred Stock is scheduled to occur on April 15, 2022.

(ii) In connection with any Optional Conversion, elective Cash Dividends with respect to such conversion shall be payable in cash within three (3) Business Days after the date all outstanding shares of Series C Preferred Stock have converted into shares of Common Stock.

(iii) In connection with any Optional Conversion, shares of Common Stock issuable to a holder of Series C Preferred Stock on account of Elective PIK Dividends with respect to such conversion shall be issued within three (3) Business Days after the date all outstanding shares of Series C Preferred Stock have converted into shares of Common Stock.

(iv) If a holder of Series C Preferred Stock elects to receive an Elective PIK Dividend in connection with any Optional Conversion, then the number of shares of Common Stock issuable on account of such Elective PIK Dividend shall be equal to the quotient of (A) the amount of the Elective Cash Dividend that would otherwise have been paid to such holder on account of the shares of Series C Preferred Stock then being converted, divided by (B) the Conversion Price as of the applicable Conversion Election Effective Date (as the case may be), with fractional shares of Common Stock rounded up or down as provided in Section 6(b)(v) hereof.

(v) Any dividend payable on the Series C Preferred Stock will be computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends will be payable to holders of record as they appear in the stock records of the Corporation at the close of business on the applicable record date, which shall be the last day of the calendar month first preceding the applicable Mandatory Cash Dividend Payment Date (each, a “Dividend Record Date”).

(c) Cumulative Dividends. No dividends on shares of Series C Preferred Stock shall be paid or set apart for payment by the Corporation if such payment is restricted or prohibited by law or by a contract that has been approved in accordance with Section 4(e) hereof. If payment of any dividend on the Series C Preferred Stock is restricted or prohibited by law or by contract, then the Corporation shall notify the holders of record of the Series C Preferred Stock of such fact. Notwithstanding the foregoing, dividends on each share of Series C Preferred Stock will accrue, in accordance with Section 4(a) hereof, whether or not the Corporation has earnings, whether or not there are funds legally available for the payment of such dividends, whether or not payment is restricted or prohibited by law or by contract, and whether or not such dividends are declared. Any dividend payment made on any share of Series C Preferred Stock shall first be credited against the earliest accrued and unpaid dividend due with respect to such share.

(d) Priority of Dividends. So long as any share of Series C Preferred Stock remains outstanding, (i) no dividend shall be declared or paid or set aside for payment, and no distribution shall be declared or made or set aside for payment, on any Junior Stock, other than a dividend payable solely in shares of Junior Stock; (ii) no shares of Junior Stock shall be repurchased, redeemed or otherwise acquired for consideration by the Corporation, directly or indirectly (other than as a result of a reclassification of Junior Stock for or into other Junior Stock, or the exchange or conversion of one share of Junior Stock for or into another share of Junior Stock, and other than through the use of the proceeds of a substantially contemporaneous sale of other shares of Junior Stock), nor shall any monies be paid to or made available for a sinking fund for the redemption of any such Junior Stock by the Corporation; and (iii) except as set forth in the succeeding sentence, no shares of Parity Stock shall be repurchased, redeemed or otherwise acquired for consideration by the Corporation, directly or indirectly, other than pursuant to pro rata offers to purchase all, or a pro rata portion, of the Series C Preferred Stock and such Parity Stock, except by conversion into or exchange for Junior Stock, in each case, unless all accrued Mandatory Cash Dividends on all outstanding shares of Series C Preferred Stock have been paid in full. The foregoing limitations do not apply to (A) purchases or acquisitions of the Corporation’s Junior Stock pursuant to any employee or director incentive or benefit plan or arrangement (including any employment, severance or consulting agreement) of the Corporation or any subsidiary of the Corporation heretofore or hereafter adopted, or (B) any mandatory redemption of the Series A Preferred Stock pursuant to the Certificate of Designations for the Series A Preferred Stock. Subject to the succeeding sentence, for so long as any shares of Series C Preferred Stock remain outstanding, no dividends shall be declared or paid or set aside for payment on any Parity Stock for any period unless all accrued Mandatory Cash Dividends on all outstanding shares of Series C Preferred Stock have been paid in full. To the extent the Corporation cannot make full payment of any Mandatory Cash Dividends on the Series C Preferred Stock and any cash dividends on any Parity Stock, the Corporation will allocate the dividend payments on a pro rata basis among the holders of the shares of Series C Preferred Stock and the holders of any Parity Stock then outstanding. For purposes of calculating the pro rata allocation of partial dividend payments, the Corporation will allocate dividend payments based on the ratio between the total Mandatory Cash Dividend payments then due on the outstanding shares of Series C Preferred Stock and the total cash dividend payments then due on the outstanding shares of Parity Stock. Subject to the foregoing, and not otherwise, such dividends (payable in cash, stock or otherwise) as may be determined by the Board of Directors or any duly authorized committee of the Board of Directors may be declared and paid on any Junior Stock from time to time out of any funds legally available therefor, and the shares of Series C Preferred Stock shall not be entitled to participate in any such dividend.

(e) Restrictions on Dividends Require Consent. The Corporation shall not enter into or permit to exist any contract, agreement, or arrangement that prohibits or restricts the Corporation from paying dividends on the Series C Preferred Stock, unless such contract, agreement, or arrangement has been approved in writing, in advance, by the holders of a majority of the then-outstanding shares of Series C Preferred Stock.

Section 5. Liquidation Preference.

(a) Liquidation. Upon the occurrence of any Liquidation Event (as defined in Section 5(d) hereof), the holders of the Series C Preferred Stock shall be entitled to be paid, out of the assets of the Corporation legally available for distribution to its stockholders, a liquidation preference of the Original Issue Date Price per share plus an amount equal to any accrued and unpaid dividends to the date of payment (calculated in accordance with Section 4 hereof), before any distribution of assets is made to holders of any Junior Stock. Any accrued and unpaid dividends on the Series C Preferred Stock, calculated in accordance with Section 4 hereof, are referred to as “Unpaid Series C Dividends.”

(b) Partial Payment. If the assets of the Corporation are not sufficient to pay in full the liquidation preference (including any Unpaid Series C Dividends) to all holders of Series C Preferred Stock and all holders of any Parity Stock, the amounts paid to the holders of Series C Preferred Stock and to the holders of Parity Stock shall be pro rata in accordance with the respective aggregate liquidation preferences (including any Unpaid Series C Dividends) of Series C Preferred Stock and Parity Stock. For purposes of calculating the pro rata allocation of such liquidation preferences, the Corporation will allocate such liquidation preferences (including any Unpaid Series C Dividends) based on the ratio between the total liquidation preferences (including any Unpaid Series C Dividends) then due on the outstanding shares of Series C Preferred Stock and the total liquidation preferences (including any accrued and unpaid dividends) then due on the outstanding shares of Parity Stock.

(c) Residual Distributions. If the liquidation preference (including any Unpaid Series C Dividends) has been paid in full to all holders of Series C Preferred Stock and all holders of any Parity Stock, the holders of Junior Stock shall be entitled to receive all remaining assets of the Corporation according to their respective rights and preferences.

(d) Merger, Consolidation and Sale of Assets. For purposes of this Section 5, a “Liquidation Event” shall include any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation. For purposes of clarification:

(i) The sale, conveyance, exchange or transfer (for cash, shares of stock, securities or other consideration) of all or substantially all of the property and assets of the Corporation shall be deemed a Liquidation Event, unless the holders of a majority of the then-outstanding shares of Series C Preferred Stock agree in writing, prior to the closing of any such transaction, that such transaction will not be considered a Liquidation Event for purposes hereof.

(ii) A merger, consolidation or any other business combination transaction of the Corporation into or with any other corporation or person, or the merger, consolidation or any other business combination transaction of any other corporation or person into or with the Corporation (any of the foregoing, a “Business Combination Transaction”) shall not be deemed a Liquidation Event, so long as either (A) the holders of a majority of the then-outstanding shares of Series C Preferred Stock agree in writing, prior to the closing of any such Business Combination Transaction, that such Business Combination Transaction will not be considered a Liquidation Event for purposes hereof, or (B) such Business Combination Transaction would not adversely affect the holders of the Series C Preferred Stock or the powers, designations, preferences and other rights of the Series C Preferred Stock. Any Business Combination Transaction that does not satisfy the requirements of the immediately preceding sentence shall be deemed a Liquidation Event.

Section 6. Conversion.

(a) Optional Conversion. At any time following the Original Issue Date, each holder of Series C Preferred Stock shall have the right, but not the obligation, to elect to convert all or any portion of such holder’s shares of Series C Preferred Stock into shares of Common Stock, on the following terms and conditions (any such conversion, an “Optional Conversion”).

(i) Any holder of Series C Preferred Stock may elect to convert all or any portion of its shares of Series C Preferred Stock into that number of shares of Common Stock for each share of Series C Preferred Stock equal to the quotient of (A) the sum of (x) the Original Issue Date Price of such share of Series C Preferred Stock, plus (y) all accrued and unpaid Mandatory Cash Dividends on such share of Series C Preferred Stock as of the applicable Conversion Election Effective Date, divided by (B) the Conversion Price as of the applicable Conversion Election Effective Date, with fractional shares of Common Stock rounded up or down as provided in Section 6(b)(v) hereof.

(ii) In order to effectuate an Optional Conversion of shares of Series C Preferred Stock, the holder of such shares shall submit a written notice to the Corporation, duly executed by such holder (a “Conversion Notice”), stating that such holder irrevocably elects to convert the number of shares of Series C Preferred Stock specified in such Conversion Notice. An election to convert shares of Series C Preferred Stock pursuant to an Optional Conversion shall be deemed to have been made as of the following dates (the “Conversion Election Effective Date”): (A) on the date of receipt, with respect to any Conversion Notice received by the Corporation at or prior to 5:00 p.m., New York City time, on any Business Day, and (B) on the next Business Day following such receipt, with respect to any Conversion Notice received by the Corporation on a non-Business Day or after 5:00 p.m., New York City time, on any Business Day. The conversion of all shares of Series C Preferred Stock with respect to which an Optional Conversion election is made, and the issuance of all shares of Common Stock to be issued pursuant to such conversion, shall become effective as of the applicable Conversion Election Effective Date. Within three (3) Business Days after the applicable Conversion Election Effective Date, the Corporation shall deliver to the applicable holder (or, if applicable, in the name of such holder’s designee as stated in the Conversion Notice), by book-entry delivery, a number of shares of Common Stock equal to the number of shares to which such holder is entitled pursuant to such Optional Conversion.

(b) General Conversion Provisions.

(i) All shares of Series C Preferred Stock that are converted pursuant to any Optional Conversion shall automatically, upon such conversion, be cancelled and retired and cease to exist, shall not thereafter be reissued or sold, and shall return to the status of authorized but unissued shares of preferred stock undesignated as to series. Upon the conversion of shares of Series C Preferred Stock pursuant to any Optional Conversion, all such shares shall thereupon cease to confer upon the holder thereof any rights (other than the right to receive the shares of Common Stock that such holder is entitled to receive pursuant to such Optional Conversion) of a holder of shares of Series C Preferred Stock, and the person(s) in whose name the shares of Common Stock are to be issued upon such Optional Conversion shall be deemed to have become the holder(s) of record of such shares of Common Stock.

(ii) All shares of Common Stock delivered upon any Optional Conversion of shares will, upon such conversion, be duly and validly authorized and issued, fully paid and nonassessable, free from all preemptive rights, free from all taxes, liens, security interests, charges and encumbrances (other than liens, security interests, charges or encumbrances created by or imposed upon the holder or taxes in respect of any transfer occurring contemporaneously therewith).

(iii) The issuance of shares of Common Stock upon conversion of shares of Series C Preferred Stock pursuant to any Optional Conversion shall be made without payment of additional consideration by, or other charge, cost or tax to, the holder in respect thereof; provided, however, that the Corporation shall not be required to pay any tax or other governmental charge that may be payable with respect to the issuance or delivery of any shares of Common Stock in the name of any person other than the holder of the converted shares, and no such delivery shall be made unless and until the person requesting such issuance has paid to the Corporation the amount of any such tax or charge, or has established to the satisfaction of the Corporation that such tax or charge has been paid or that no such tax or charge is due.

(iv) The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, (A) solely for the purpose of issuance in accordance with Section 4 hereof, such number of shares of Common Stock issuable as Elective PIK Dividends at the Conversion Price, and (B) solely for the purpose of issuance upon conversion of the shares of Series C Preferred Stock in accordance with this Section 6, such number of shares of Common Stock issuable upon the conversion of all outstanding shares of Series C Preferred Stock pursuant to any Optional Conversion at the Conversion Price. The Corporation shall take all such actions as may be necessary to assure that all such shares of Common Stock may be so issued without violation of any applicable law or governmental regulation applicable to the Corporation or any requirements of any securities exchange upon which shares of Common Stock may be listed (except for official notice of issuance, which shall be immediately delivered by the Corporation upon each such issuance). The Corporation shall not take any action which would cause the number of authorized but unissued shares of Common Stock to be less than the sum of (x) the number of such shares required to be reserved hereunder for issuance as Elective PIK Dividends, plus (y) the number of such shares required to be reserved hereunder for issuance upon conversion of the shares of Series C Preferred Stock.

(v) No fractional shares of Common Stock shall be issued in connection with an Elective PIK Dividend, nor upon any Optional Conversion of shares of Series C Preferred Stock. In lieu of delivering a fractional share of Common Stock to any holder in connection with an Elective PIK Dividend, or in connection with an Optional Conversion, any fractional share of Common Stock shall be rounded up or down to the next whole number or zero, as applicable (with one-half being closer to the next lower whole number for this purpose).

(c) Nasdaq 19.99% Cap. Notwithstanding anything to the contrary contained in this Certificate of Designations or the other Transaction Documents (defined below), the total cumulative number of shares of Common Stock that may be issued to a holder of Series C Preferred Stock and its Affiliates hereunder and under the other Transaction Documents may not exceed the requirements of Nasdaq Listing Rule 5635(d) (“Nasdaq 19.99% Cap”), except that such limitation will not apply following Approval (defined below). If the number of shares of Common Stock issued to a holder of Series C Preferred Stock and its Affiliates under this Certificate of Designations and the other Transaction Documents reaches the Nasdaq 19.99% Cap, so as not to violate the 20% limit established in Listing Rule 5635(d), the Corporation, at its election, will use reasonable commercial efforts to obtain stockholder approval of this Certificate of Designations and the issuance of shares of Common Stock issuable upon the conversion of shares of Series C Preferred Stock in excess of the Nasdaq 19.99% Cap in accordance with the requirements of Nasdaq Listing Rule 5635(d) (the “Approval”). “Transaction Documents” shall mean this Certificate of Designations, the Amended and Restated Series C Warrant, the Amended and Restated Series D Warrant, the Series E Warrants, the Series F Warrants, the Series G Warrant, the Letter Agreement, the Amended and Restated Assigned JKP Note, the Amended and Restated Assigned IRG Note, the Second Amendment to JKP Note, and the Sixth Amendment to Term Loan Agreement.

Section 7. Voting Rights.

(a) No Voting Rights. Holders of the Series C Preferred Stock shall not have any voting rights except as required by law. To the extent that voting rights otherwise required by law can be waived or released, such voting rights are hereby waived and released.

(b) Procedures for Voting and Consents. As to all matters for which voting by class is specifically required by law and such voting rights cannot be waived or released, each outstanding share of Series C Preferred Stock shall be entitled to one vote. The rules and procedures for calling and conducting any meeting of the holders of Series C Preferred Stock (including, without limitation, the fixing of a record date in connection therewith), the solicitation and use of proxies at such meeting, the obtaining of written consents and any other aspect or matter with regard to such a meeting or such consents shall be governed by any rules the Board of Directors or any duly authorized committee of the Board of Directors, in its reasonable discretion, may adopt from time to time, which rules and procedures shall conform to the requirements of the Certificate of Incorporation and Bylaws of the Corporation and to applicable law.

Section 8. Weighted Average Anti-Dilution Adjustment. The Conversion Price shall be subject to a weighted average anti-dilution adjustment from time to time as follows:

(a) If the Corporation shall at any time or from time to time issue any additional shares of Common Stock (or be deemed to have issued any shares of Common Stock as provided herein), other than Excluded Securities (as defined in Section 8(c)) and Excluded Transactions (as defined in Section 8(d))(such additional shares, “Additional Shares”), without consideration or for a consideration per share less than the Conversion Price in effect immediately prior to the issuance of Common Stock, the Conversion Price in effect immediately prior to such issuance shall forthwith be lowered to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with the following formula:

CP2 = CP1 * (A + B) ÷ (A + C)

For purposes of the foregoing formula, the following definitions shall apply:

●	“CP2” shall mean the Conversion Price in effect immediately after such issue of Additional Shares of Common Stock;

●	“CP1” shall mean the Conversion Price in effect immediately prior to such issue of Additional Shares of Common Stock;

●	“A” shall mean the number of shares of Common Stock outstanding immediately prior to such issue of Additional Shares of Common Stock (including any shares of Common Stock deemed to have been issued pursuant to Section 8(b)(iv));

●	“B” shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued at the price per share equal to CP1 (determined by dividing the aggregate consideration received by the Corporation in respect of such issue by CP1); and

●	“C” shall mean the number of such Additional Shares of Common Stock issued in such transaction.

(b) For the purposes of any adjustment of the Conversion Price pursuant to Section 8(a), the following provisions shall be applicable:

(i) In the case of the issuance of Common Stock for cash, the consideration shall be deemed to be the amount of cash paid therefor before deducting therefrom any discounts, commissions or other expenses allowed, paid or incurred by the Corporation for any underwriting or otherwise in connection with the issuance and sale thereof.

(ii) In the case of the issuance of Common Stock for a consideration in whole or in part other than cash, the consideration other than cash shall be deemed to be the fair market value thereof as determined in good faith by the Board of Directors of the Corporation, irrespective of any accounting treatment.

(iii) In the case of the issuance of Common Stock without consideration, the consideration shall be deemed to be $0.01 per share.

(iv) In the case of the issuance of (x) options or warrants to purchase or rights to subscribe for Common Stock, (y) debt or securities by their terms convertible into or exchangeable for Common Stock or (z) options to purchase rights to subscribe for such convertible or exchangeable securities:

(A) the aggregate maximum number of shares of Common Stock deliverable upon exercise of such options or warrants to purchase or rights to subscribe for Common Stock shall be deemed to have been issued at the time such options or rights were issued and for a consideration equal to the consideration (determined in the manner provided in subdivisions (i), (ii) and (iii) above), if any, received by the Corporation upon the issuance of such options, warrants or rights plus the minimum purchase price provided in such options, warrants or rights for the Common Stock covered thereby; and

(B) the aggregate maximum number of shares of Common Stock deliverable upon conversion of or in exchange for any such convertible or exchangeable debt or securities or upon the exercise of options or warrants to purchase or rights to subscribe for such convertible or exchangeable securities and subsequent conversion or exchange thereof shall be deemed to have been issued at the time such securities were issued or such options or warrants or rights were issued and for a consideration equal to the consideration received by the Corporation for any such securities and related options or warrants or rights (excluding any cash received on account of accrued interest or accrued dividends), plus the additional consideration, if any, to be received by the Corporation upon the conversion or exchange of such securities or the exercise of any related options or warrants or rights (the consideration in each case to be determined in the manner provided in subdivisions (i), (ii) and (iii) above).

(c) For purposes of Section 8, the term “Excluded Securities” shall mean (i) shares of Common Stock issued to officers, employees, directors or consultants of Corporation and its subsidiaries, pursuant to any agreement, plan or arrangement approved by the Board of Directors of the Corporation, or options or warrants to purchase or rights to subscribe for such Common Stock, or debt or securities by their terms convertible into or exchangeable for such Common Stock, or options or warrants to purchase or rights to subscribe for such convertible or exchangeable securities pursuant to such agreement, plan or arrangement; (ii) shares of Common Stock issued as a stock dividend or upon any stock split or other subdivision or combination of shares of Common Stock; or (iii) securities issued pursuant to the acquisition of another corporation or other entity by the Corporation by merger or purchase of stock or purchase of all or substantially all of such other corporation's or other entity's assets whereby the Corporation owns not less than a majority of the voting power of such other corporation or other entity following such acquisition or purchase.

(d) For purposes of Section 8, the term “Excluded Transactions” shall mean sales of shares of Common Stock issued under the Corporation’s “at the market offering” as defined in Rule 415(a)(4) promulgated under the Securities Act; provided, however, that each financial quarter during which the Corporation’s sales of such shares reaches a multiple of $5 million aggregate consideration beginning with sales occurring after March 1, 2022 for an average consideration per share for such multiple of $5 million aggregate consideration that is less than the Exercise Price then in effect at the end of such financial quarter, the Exercise Price in effect at the end of such financial quarter shall forthwith be lowered to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with the formula set forth in Section 8(a), with the following adjustments: (i) “A” shall mean the difference of (A) the number of shares of Common Stock outstanding immediately following the sale of a share under the Corporation’s “at the market offering” that reaches a multiple of $5 million (including any shares of Common Stock deemed to have been issued pursuant to Section 8(b)(iv)), minus (B) the number of shares of Common Stock issued under the Corporation’s “at the market offering” for such multiple of $5 million and (ii) “C” shall mean the number of such shares of Common Stock issued under the Corporation’s “at the market offering” for such multiple of $5 million.

Section 9. Sinking Fund. The Series C Preferred Stock shall not be subject to any sinking fund.

Section 10. Preemption. The holders of Series C Preferred Stock shall not have any rights of preemption.

Section 11. Rank. Notwithstanding anything set forth in the Certificate of Incorporation or this Certificate of Designations to the contrary, the Board of Directors or any authorized committee of the Board of Directors, without the vote of the holders of the Series C Preferred Stock, may authorize and issue additional shares of Junior Stock or Parity Stock. The Corporation shall not issue any Senior Stock that prohibits or restricts the Corporation from paying dividends on the Series C Preferred Stock, without the vote of the holders of a majority of the then-outstanding shares of Series C Preferred Stock.

Section 12. Repurchase or Sale. Except as specifically permitted herein, the Corporation (a) shall not purchase or sell Series C Preferred Stock from time to time without the prior written consent of holders of a majority of the then-outstanding shares of Series C Preferred Stock, and (b) shall not use any of its funds for any such purchase when there are reasonable grounds to believe that the Corporation is, or by such purchase would be, rendered insolvent.

Section 13. Unissued or Reacquired Shares. Shares of Series C Preferred Stock (a) not issued within four (4) years after the date the first share of Series C Preferred Stock is issued, or (b) which have been issued and converted or redeemed or otherwise purchased or acquired by the Corporation, shall be restored to the status of authorized but unissued shares of preferred stock without designation as to series.

Section 14. Attorneys’ Fees. In the event any suit, action, or proceeding is instituted by the holder of Series C Preferred Stock and the Corporation, in connection with the breach, enforcement, or interpretation of the terms and provisions of this Certificate of Designations, the prevailing party therein shall be entitled to the award of reasonable attorneys’ fees and related costs, in addition to any other relief to which the prevailing party may be entitled.

Section 15. Amendment. This Certificate of Designations shall not, without the affirmative consent or vote of the holders of a majority of the then-outstanding shares of Series C Preferred Stock, be amended in any manner that would adversely affect the holders of the Series C Preferred Stock or the powers, designations, preferences and other rights of the Series C Preferred Stock.

[Signature page follows]

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Designations to be executed by its duly authorized officer on this 28th day of March, 2022.

HALL OF FAME RESORT & ENTERTAINMENT COMPANY

/s/ Michael Crawford
Name:	Michael Crawford
Title:	President and Chief Executive Officer

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